

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2014

<u>Via E-mail</u>
Stephen From
President and Chief Executive Officer
Eyegate Pharmaceuticals, Inc.
271 Waverley Oaks Road
Suite 108
Waltham, MA 02452

> **Re: Eyegate Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 14, 2014**
> **CIK No. 0001372514**

Dear Mr. From:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about

you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act
of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any
broker or dealer that is participating or will participate in your offering.

4. Comments to your application for confidential treatment will be delivered under separate
   cover.

Prospectus Summary, page 1

5. Please revise your disclosure to define
   - iontophoresis;
   - macular edema; and
   - allergic conjunctivitis.

Risks Related to our Business, page 3

6. Please expand the disclosure for the fifth bullet to state that the Phase 3 trial for anterior
   uveitis did not demonstrate statistically significant non-inferiority and disclose the control
   used in the trial.

Risk Factors

7. We note on page 15 you state that the FDA may not find the confirmatory Phase 3
   clinical trial to be an acceptable means of meeting the requirements for marketing
   approval. In a separate risk factor, please address challenges involved in non-inferiority
   studies including the use of your selected active concurrent control and assay sensitivity.

If clinical trials of the EGP-437 Combination Product . . ., page 15

8. We note on page 15 that you are initiating your planned confirmatory Phase 3 clinical
   trial without waiting for comments from the FDA. Please clarify whether you have now
   received comments or correspondence and, if applicable, expand your disclosure to
   include the substance of any such correspondence or discussions between you and the
   FDA regarding your first Phase 3 trial of EGP-437.

If we fail to comply with our obligations in our intellectual property licenses . . ., page 28

9. Please expand your disclosure to discuss the specific risk related to your failure to pay the
   minimum royalty to the University of Miami.

Use of Proceeds, page 44

10. We note that you state that you cannot specify with certainty all of the particular uses for
    the net proceeds from your offering. However, if the company has specific purposes in

mind for the use of proceeds, Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each such purpose. This is required even if, as you state, management will have broad discretion in allocating the proceeds and that the amount and timing of your actual expenditures may vary significantly from your expectations depending on numerous factors. Please amend your disclosure to include the estimated amount of proceeds you plan to allocate for general research and development activities, each of your planned clinical trials of EGP-437 Combination Product, and for working capital and other general corporate purposes. Additionally, please expand your disclosure to state the extent of completion for each of your planned EGP-437 clinical trials that you expect to reach using the allocated proceeds.

Capitalization, page 46

11. We note you have included balance sheet data such as cash and cash equivalents, total current assets and total assets in the capitalization table. Please remove these line items and include only the relevant items in your total capitalization.

12. You disclose that the convertible promissory notes due to shareholders will be adjusted to zero in the pro forma presentation. Please revise your pro forma disclosure to explain the nature of this adjustment here and in the summary financial data section.

13. Explain to us why it is appropriate to give pro forma effect of the exercise of warrants to purchase various classes of preferred and common stock within the pro forma column. Also explain why the exercises are factually supportable in your response.

14. Please revise the footnotes to the capitalization table to be consistent with the footnote reference for each column. For example footnote 2 should be changed to footnote 3 to describe the pro forma as adjusted presentation and also include a new footnote 2 for the pro forma column.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 56

15. You disclose that you must allocate your next loss between the controlling and non-controlling interest in your statement of operations. However, the table that summarizes your results of operations shows net income attributable to non-controlling interest. Please explain to us how non-controlling interest are allocated net income in light of your development stage.

Off-Balance Sheet Arrangements, page 59

16. Please update your disclosure to clarify that you do not have any off-balance sheet arrangements. Alternatively, please include any material off-balance sheet arrangements.

Business, page 60

17. Please amend your disclosure to describe the INDs submitted for EGP-437 by indication and disclose when these INDs were filed and by whom. If no INDs were filed, please disclose why INDs were not required.

18. We note on page 60 that the company is developing EGP-437 under the 505(b)(2) New Drug Application regulatory pathway. We also note that the Phase 3 non-inferiority study relied on prednisolone acetate ophthalmic suspension administered in the form of eye drops as a control. Please expand your disclosure to explain your decision to rely on the 505(b)(2) New Drug Application regulatory pathway, and your selection of prednisolone acetate ophthalmic suspension as your control.

19. We note in the pipeline table on pages 2 and 61 that the status for the indications of macular edema and allergic conjunctivitis are labeled as "No clinical trials." Please revise your disclosure to state the pre-clinical trials that you have either started or completed similar to the status for EGP-Back-of-the-eye for the Wet AMD indication. Alternatively, if you have not yet started to investigate these two indications, please remove them from your pipeline table.

20. We note in the pipeline table on pages 2 and 61 that EGP-Back-of-the-eye has demonstrated in vivo delivery of multiple therapeutic classes. We also note on page 66 that you are seeking suitable drug candidates to develop and address Wet AMD. Please clarify whether any drug molecules have actually been identified for EGP-Back-of-the-eye Program. If no molecules have been identified, please eliminate this program from the pipeline table on page 61.

Expand use of our EGP-437 Combination Product for Additional Ocular Indications, page 61

21. We note on page 61 that you are evaluating additional ocular indications besides anterior uveitis, and expect to have top-line data from at least one Phase 2 proof-of-concept study by the end of 2015. We also note in your pipeline table on pages 2 and 61 that you have as a near-term milestone the plan to assess and initiate Phase 2 proof of concept trials for dry eye and cataract surgery. However, your pipeline table also states that you have completed a Phase 3 dry eye trial and a Phase 2 cataract surgery trial, and you state on page 66 that you considered two trials for dry eye when setting the dosage for the Phase 3 non-infectious anterior uveitis trial. Please revise your disclosure to clarify your plans for a future Phase 2 proof-of-concept study with regard to dry eye or cataract surgery. Additionally, to the extent that you have plans to continue studying these two indications, please update your disclosure to explain these two indications and the results from your latest trials. Alternatively, if you no longer plan to pursue these two indications, please remove these two indications from your pipeline table, provide an explanation for why

you are no longer pursuing these two indications, and, if applicable, provide any material results from your trials that you considered in your decision.

Follow-on Product: Wet AMD, page 66

22. We note that sales of Lucentis and Eylea for all indications totaled approximately $6.1 billion. Please clarify if either of these drugs is regularly used for other indications. Additionally, please state the size of the population that annually suffers from this disease similar to your disclosure on page 65.

Clinical Trial Results, page 66

23. We note on page 51 that the current standard of care for treatment of non-infectious anterior uveitis suffers from a low level of patient compliance. Please expand your disclosure on page 66 and 67 to address the reasons for the difference in size of the ITT population and the PP population, and how you determined if patients complied with the treatment plan in your studies in which patients self-administered the treatment.

24. We note on page 67 that the results from the primary efficacy endpoint did not achieve statistical significance in the intent-to-treat population or per protocol populations. Please revise your disclosure on pages 62 and 66 to clarify that the Phase 3 trial did not demonstrate to a statistically significant level that two iontophoretic treatments of your EGP-437 Combination Product over a 4-week period achieved the same response rate as 154 drops PA.

25. Please explain the meaning and significance of p-values the first time you refer to this statistic.

26. On page 67 and 68, please revise the disclosure to provide p-values and conclusions as to statistical significance of all secondary endpoints discussed. If no statistical analysis was performed please disclose that also.

Intellectual Property and Proprietary Rights, page 70

27. We note on page 70 that you have patents covering EGP-437 in the U.S. We also note that you have patents in the U.S. and other countries that cover iontophoretic drug delivery devices. For each of the patents covering EGP-437 and the drug delivery devices, if you have filed or intend to file patents in any additional material jurisdiction other than the U.S., please expand your patent disclosure to discuss the patent applications and patents in these jurisdictions. In that regard, we note disclosure in your prospectus discussing the EU system and the market for your drug candidate in the EU, such as your disclosure on pages 26 and 66. Please amend your disclosure in this section to explain your actions related to your intellectual property in Europe. Alternatively, if you do not intend to pursue the commercialization of your products in Europe in

reasonable proximity to pursuing commercialization in the U.S., please clarify throughout the prospectus and consider eliminating or modifying your disclosure regarding the EU system and market, as may be applicable.

28. We note on page 70 that you provide a patent expiration date for the U.S. patent covering EGP-437. Please provide any other material patent expiration dates by jurisdiction for each of EGP-437 or the drug delivery devices.

License Agreements, page 70

29. We note that you have entered into an Amended and Restated License Agreement with the University of Miami. Please disclose the milestone payments paid to date and the aggregate potential future milestone payments.

30. We note that you have not paid the minimum royalty payments to the University of Miami for each of January 2012, 2013, and 2014. Please disclose if you have not paid an annual license fee or any milestone payments, as applicable. Additionally, please expand your disclosure to include any communications between the registrant and the University of Miami regarding your payment obligations.

Board of Directors, page 81

31. We note on page 83 that the composition of these committees will meet the criteria for independence. Please clarify that each director will meet the criteria for independence, as applicable.

32. Please include a table for your outstanding equity awards at fiscal year-end pursuant to Item 402(p) of Regulation S-K.

Shares Eligible for Future Sale, page 109

33. Once available, please file copies of each of the lock-up agreements.

34. Please state the number of shares that are subject to a lock-up.

Consolidated Financial Statements
Consolidated Statements of Convertible Preferred Stock Non-Controlling Interests and Stockholders' Deficit, page F-6

35. Please revise your financial statement to disclose the dollar amount per share of each issuance as required by ASC 915-215-45-1b.

36. Please explain to us how your presentation of non-controlling interests as temporary equity in the consolidated balance sheets complies with ASC 810-10-45-16 and why the

part of the proceeds from issuing convertible preferred stock in 2006 through 2011 was allocated to non-controlling interests.

Notes to Consolidated Financial Statements
6. Debt, page F-17

37. Please revise your disclosure to clarify how a sale of the Company is defined in the 2012 and 2013 Notes and whether the initial public offering is considered a sale. Based on your pro forma presentations in summary financial data and capitalization it appears that the Notes will convert upon the initial public offering. Disclose if the notes will be repaid from the proceeds of this offering or will convert upon the IPO. If the Notes will convert disclose the accounting treatment of the conversion into shares of preferred stock.

15. Subsequent Events, page F-26

38. Please revise to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide

in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Don Abbott at (202) 551-3608 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

        Sincerely,

        /s/ Jeffrey P. Riedler

        Jeffrey P. Riedler
        Assistant Director

cc: Josef B. Volman
       J. Fraser Collin
       Burns & Levinson LLP
       125 Summer Street
       Boston, MA 02110